SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

PURSUANT TO SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

MAXWELL SHOE COMPANY INC.

(Name of Subject Company)

MAXWELL SHOE COMPANY INC.

(Name of Person Filing Statement)

Class A Common Stock, Par Value $.01 Per Share

(Title of Class of Securities)

577766108

(CUSIP Number of Class of Securities)

Mark J. Cocozza

Chairman and Chief Executive Officer

Maxwell Shoe Company Inc.

101 Sprague Street, P.O. Box 37, Readville (Boston), MA 02137-0037

(617) 364-5090

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person Filing Statement)

Copies To:

Jonathan K. Layne, Esq.

Gibson, Dunn & Crutcher LLP

2029 Century Park East

Los Angeles, California 90067-3026

(310) 552-8500

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The following press release was issued by Maxwell Shoe Company Inc. on March 23, 2004. Stockholders should read Maxwell Shoe Company’s Solicitation/Recommendation Statement on Schedule 14D-9 when it is filed by the Company with the Securities and Exchange Commission, as it will contain important information. The Solicitation/Recommendation Statement and other public filings made from time to time by the Company with the SEC are available without charge from the SEC’s website at www.sec.gov.

NEWS RELEASE

FOR IMMEDIATE RELEASE

MAXWELL SHOE COMPANY ADVISES STOCKHOLDERS TO DEFER TAKING

ANY ACTION AT THIS TIME IN RESPONSE TO JONES APPAREL GROUP OFFER

HYDE PARK, Mass. – March 23, 2004 – Maxwell Shoe Company Inc. (NASDAQ: MAXS) advised its stockholders to defer taking any action at this time in response to Jones Apparel Group, Inc.’s (NYSE: JNY) announcement that it has commenced an unsolicited tender offer for all the outstanding shares of Maxwell Shoe Company at a price of $20 per share in cash and that it intends to commence a consent solicitation to the Company’s stockholders. Consistent with its fiduciary duties and in consultation with its independent financial advisor and legal counsel, Maxwell Shoe Company’s Board of Directors will review Jones’s offer in order to determine the appropriate course of action that will serve the best interests of the Company’s stockholders.

The Company’s Board of Directors will make its recommendation to stockholders on whether to accept or reject Jones’s offer shortly.

On February 25, 2004 Jones announced an unsolicited proposal to acquire all of Maxwell Shoe Company’s common stock for $20 per share in cash. At a board meeting held on March 11, 2004, Maxwell Shoe Company’s Board of Directors concluded that Jones’s proposal was financially inadequate and not in the best interest of Maxwell Shoe Company stockholders. The Board noted, at that time, its belief that the proposal significantly undervalued the strength and diversity of Maxwell Shoe Company’s portfolio of brands and future growth opportunities, and was not consistent with the Board’s objective of enhancing stockholder value. The Company also stated at that time that the Board of Directors and senior leadership team believed that they could create stockholder value in excess of Jones’s proposal through the continued execution of its current strategy.

Lehman Brothers Inc. is serving as financial advisor to Maxwell Shoe Company and Gibson, Dunn & Crutcher LLP is serving as legal counsel.

Additional Information

Maxwell stockholders are strongly advised to read the Company’s solicitation/recommendation statement, when it becomes available, regarding the tender offer referred to in this press release, because it will contain important information. Stockholders may obtain a free copy of the solicitation/recommendation statement, which will be filed by Maxwell Shoe Company with the Securities and Exchange Commission, at the SEC’s web site at www.sec.gov. Stockholders may also obtain, without charge, a copy of the solicitation/recommendation statement, when available, at www.maxwellshoe.com.

-more-

About Maxwell Shoe Company

Maxwell Shoe Company Inc. designs, develops and markets casual and dress footwear for women and children. The Company’s brands include AK ANNE KLEIN®, DOCKERS® FOOTWEAR FOR WOMEN, J.G. HOOK, JOAN AND DAVID, CIRCA JOAN & DAVID, MOOTSIES TOOTSIES AND SAM & LIBBY.

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Company Contact:	Richard J. Bakos
Chief Financial Officer
Maxwell Shoe Company
(617) 333-4007

Investors:	Lex Flesher
MacKenzie Partners, Inc.
(212) 929-5397

Allison Malkin
Integrated Corporate Relations
(203) 222-9013

Media:	Dan Katcher / Barrett Godsey
Joele Frank, Wilkinson Brimmer Katcher
(212) 355-4449